03013767

NITED STATES
ND EXCHANGE COMMISSION
hington, D.C. 20549

AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52365

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEBS Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 E. 9th Street, Suite 2100
(No. and Street)

Cleveland (City) Ohio (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Joseph J. Adamo 216-781-5424
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510 (Address) Independence (City) OH (State) 44131 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 05 2003 WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

PROCESSED MAR 24 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, Joseph J. Adamo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEBS Financial Services, Inc, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

TRACY L. WOOLBRIGHT
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Cuyahoga Cty.
My Comm. Exp. 7/23/06

Joseph J. Adamo
Signature

Financial & Operations/Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEBS FINANCIAL SERVICES, INC.

DECEMBER 31, 2002

TABLE OF CONTENTS

Hobe & Lucas
CERTIFIED PUBLIC ACCOUNTANTS, INC.

4807 Rockside Road
Suite 510
Independence, Ohio 44131
Tel: (216) 524-8900
Fax: (216) 524-8777

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
NEBS Financial Services, Inc.

We have audited the accompanying statement of financial condition of NEBS Financial Services, Inc. as of December 31, 2002, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NEBS Financial Services, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hobe + Lucas
Certified Public Accountants Inc

February 26, 2003

NEBS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current Assets		
Cash and cash equivalents	$	323,510
Cash segregated in compliance with federal and other regulations		67,799
Receivable - affiliate		246,267
Commissions receivable		50,876
Prepaid expenses		6,314
Deposit at clearing organization		50,000
	$	744,766

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$	27,741
Payable to customer		64,570
Line of credit		99,760
Deferred tax liability		8,000
		200,071
Shareholder's Equity		
Common stock, no par value, 50 shares authorized issued and outstanding		500
Additional paid in capital		378,052
Retained earnings		166,143
		544,695
	$	744,766

The accompanying notes are an integral part of these statements.

NEBS FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenue	
Commissions	$ 810,167
Interest	7,184
Other	3,578
	820,929
Expenses	
Management fees – affiliate	505,000
Commissions	139,778
Insurance	30,760
Professional fees	22,000
Clearing costs	9,792
Interest and bank fees	7,118
Regulatory fees	5,898
	720,346
Income Before Income Taxes	100,583
Provision For Income Taxes:	
Federal:	
Current	24,000
Deferred	6,400
State and Local:	
Current	6,000
Deferred	1,600
	38,000
Net Income	$ 62,583

The accompanying notes are an integral part of these statements.

NEBS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE – JANUARY 1, 2002	$ 500	$ 230,322	$ 103,560	$ 334,382
ADDITIONAL PAID-IN CAPITAL		147,730		147,730
NET INCOME			62,583	62,583
BALANCE – DECEMBER 31, 2002	$ 500	$ 378,052	$ 166,143	$ 544,695

The accompanying notes are an integral part of these statements.

NEBS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows Used By Operating Activities:		
Net Income	$	62,583
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Gain on the sale of assets		(3,578)
Changes in assets and liabilities:		
Decrease in cash segregated in compliance with federal and other regulators		27,296
Decrease in receivable from customer		125,000
Increase in receivable – affiliate		(246,267)
Increase in commissions receivable		(5,709)
Decrease in prepaid assets		214
Increase in accounts payable		21,526
Decrease in accounts payable – affiliate		(727)
Decrease in payable to customers		(25,997)
Decrease in income taxes payable – affiliate		(10,000)
Increase in deferred tax liability		8,000
Net Cash Flows used for Operating Activities		(47,659)
Cash Flows From Investing Activities:		
Proceeds from the sale of annuity		151,308
Cash Flows From Financing Activities:		
Net increase in line of credit		99,760
Net Increase (Decrease) in Cash and Equivalents		203,409
Cash and Equivalents, January 1, 2002		120,101
Cash and Equivalents, December 31, 2002	$	323,510
Supplemental Disclosure of Cash Flow Information		
Interest paid	$	2,352
Income taxes paid	$	30,000

Supplemental Schedule Of Non-Cash Financial Activities

The parent of the Company contributed an annuity with a value of $147,730.

The accompanying notes are an integral part of these statements.

NEBS FINANCIAL SERVICES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

NEBS Financial Services, Inc. is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company operates as an introducing broker on a fully disclosed basis. On March 24, 2000, the shareholders of NEBS Financial Services, Inc. (the Company) exchanged their shares for those of NEBS Online, Inc. (the Parent). Operations of the Company prior to this date were insignificant. The Company is an Ohio corporation and is a wholly-owned subsidiary of NEBS Online, Inc.

The Company provides full-service brokerage services to institutional and retail customers on a fully-disclosed basis.

Revenue Recognition

The Company recognizes commissions and related clearing and commission expenses on the trade date basis.

Cash and Cash Equivalents

The Company's cash is held in accounts with balances which may exceed the amount of related Federal insurance.

The Company has a special account for the exclusive benefit of its customers. This account is maintained for the deposit of customer funds submitted to the Company for the sole purpose of paying for registered investment company securities, pursuant to Rule 15c3-3 (k)(2)(i).

Income Taxes

Effective March 24, 2000, the results of the Company's operations are included in the consolidated tax returns filed by the Parent. Prior to that date, the Company was an S Corporation and its results of operations were included in the individual tax returns of its shareholders. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company uses the reserve method of accounting for bad debts. The allowance was $-0- as of December 31, 2002

NOTE 2 – RELATED PARTY TRANSACTIONS

A significant portion of the Company's expenses are the result of allocations or billings from the Parent and its subsidiaries. For 2002, those expenses totaled $505,000. The allocation of such costs is based on management's estimate of the Company's proportionate share of related costs. In the opinion of the Company's management, such allocations are reasonable.

NOTE 3 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For income tax purposes, the Company accounts for its revenue and expenses using the cash basis. Included on the statement of financial condition is a deferred tax liability as of December 31, 2002 of $8,000.

The Company remitted $40,000 of income taxes to the Parent during the year ended December 31, 2002.

NOTE 4 – NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company's net capital was $270,367, which was $20,367 more than the minimum required net capital. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was 71%.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will not have a material adverse effect on the financial position of the Company.

NOTE 6 – LINE OF CREDIT

The Company has a line of credit with maximum borrowings of $100,000. The note provides for borrowing with interest payable monthly at a rate equivalent to the bank's prime lending rate plus 1%.

NEBS FINANCIAL SERVICES, INC.

SUPPLEMENTAL FINANCIAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2002

NEBS FINANCIAL SERVICES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

Net capital	
Total shareholder's equity from statement of financial condition	$ 544,695
Non-allowable assets:	
Unsecured receivables	246,267
Other receivables	20,722
Prepaid expenses	6,314
	273,303
Net capital before haircuts on security positions	271,392
Haircuts on securities	1,025
Net capital	$ 270,367
Aggregate indebtedness	$ 192,071
Computation of basic net capital requirement	
6-2/3% of aggregate indebtedness	$ 12,805
Minimum required net capital	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 20,367
Excess net capital at 1,000%	$ 251,160
Percentage of aggregate indebtedness to net capital	71%

NEBS FINANCIAL SERVICES, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
DECEMBER 31, 2002

Credit Items		
Free credit balances and other credit balances in customers' security accounts	$	64,570
Monies borrowed against customers' securities carried for the accounts of customers		-
Monies payable against customers' securities loaned		-
Customers' securities failed-to-receive		-
Credit balances in firm accounts which are attributable to principal sales to customers		-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.		-
Other		-
Total credits	$	64,570
Debit Items		
Debit balances in customers' cash and margin accounts	$	-
Securities borrowed to effectuate short sales by customers or to make delivery on customers' securities failed to receive		-
Failed to deliver of customers' securities not older than 30 calendar days		-
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		-
Total debits	$	-
Excess of total credits over total debits	$	64,570
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits.	$	67,799
Amount held on deposit in "Reserve Bank Account," including value of qualified securities, at end of reporting period.	$	67,799

NEBS FINANCIAL SERVICES, INC.
SCHEDULE III – INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2002

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2002 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	$ -
A. Number of items.	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2002, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A. Number of items.	-

NEBS FINANCIAL SERVICES, INC.
SCHEDULE IV – RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2002

There were no material difference in the aggregate amount or individual amounts between the net capital and aggregate debit items reported in these financial statements and the net capital and aggregate debit items reported in the Company's December 31, 2002 amended unaudited Form X-17a-5, Part II filed on February 26, 2003.

NEBS FINANCIAL SERVICES, INC.
SCHEDULE V
RECONCILIATION OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2002

There were no material differences in the aggregate amount or individual amounts between the excess of total debits over total credits reported in these financial statements and the excess of total debits over total credits reported in the Company's December 31, 2002 amended unaudited Form X-17a-5, Part II filed on February 26, 2003.

Hobe & Lucas
CERTIFIED PUBLIC ACCOUNTANTS, INC.

4807 Rockside Road
Suite 510
Independence, Ohio 44131
Tel: (216) 524-8900
Fax: (216) 524-8777

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
NEBS Financial Services, Inc.
Cleveland, Ohio

In planning and performing our audit of the financial statements of NEBS Financial Services, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting

principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relations to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Hobe + Lucas
Certified Public Accountants, Inc.

February 26, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

For The Period From January 1, 2002 to December 31, 2002

NEBS FINANCIAL SERVICES, INC.
(Name of Respondent)

1717 E. 9th Street, Suite 2100
Cleveland, OH 44114
(Address of Principal Executive Office)

Mr. Joseph J. Adamo
NEBS Financial Services, Inc.
1717 E. 9th Street, Suite 2100
Cleveland, OH 44114
(216) 781-5424

(Name and address of person authorized to receive notices and communications for the Securities and Exchange Commission)

NEBS FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002